Exhibit 12

Equity LifeStyle Properties, Inc.
Computation of Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	2013	2012	2011	2010	2009
Income before equity in income of unconsolidated joint ventures	$67,963	$40,556	$58,601	$58,601	$48,499
Combined fixed charges and preferred stock dividends	127,832	138,605	116,113	107,291	114,454
Earnings	$195,795	$179,161	$174,714	$165,892	$162,953

Interest incurred	$113,335	$118,596	$96,076	$88,750	$95,740
Amortization of deferred financing costs and other	5,217	5,396	3,413	2,401	2,571
Perpetual Preferred OP unit Distributions	—	—	2,801	16,140	16,143
Preferred stock dividends	9,280	14,613	13,823	—	—
Combined fixed charges and preferred stock dividends	$127,832	$138,605	$116,113	$107,291	$114,454
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.53	1.29	1.50	1.55	1.42